1
Exhibit 99.1
Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
(“Sibanye-Stillwater”,”the Company” and/or “the Group”)

Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709

Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863
Website: www.sibanyestillwater.com

MARKET RELEASE

Sibanye-Stillwater announces share buyback program
Johannesburg, 1 June 2021. Sibanye-Stillwater (Tickers JSE: SSW and NYSE: SBSW) advises that it will be implementing an on-market repurchase of up to, but not exceeding, 5% of its ordinary shares in issue as at
31 May 2021 (the “buyback program”).

The buyback program is consequential to the successful financial deleveraging and resumption of industry leading dividend payments by the Group during 2020 and is consistent with the strategic capital allocation framework approved by the Board in February 2021. The Group’s capital allocation framework for 2021 prioritises investing in operational sustainability, maintaining appropriate cash reserves, paying industry leading dividends and prudent debt management.

Commenting on the buyback, Neal Froneman CEO of Sibanye-Stillwater said: “The approval of the buyback program underpins our commitment to creating value for all stakeholders through disciplined adherence to our capital allocation framework and reflects the robust financial position and positive fundamental outlook for the Group.

The Board considers the repurchase of our undervalued shares in the market as the most appropriate and value enhancing allocation of surplus capital at this stage, to ensure ongoing delivery of superior returns to shareholders. The buyback program is complementary to and will not compromise our industry leading dividend or other capital allocation priorities.”

Further information regarding the buyback program:

The buyback program will be limited to a maximum of 147,700,000 ordinary shares, representing up to 5% of the total number of shares in issue, based on the number of ordinary shares in issue at 31 May 2021. The buyback program will be implemented between 2 June 2021 and 6 April 2022 (the “buyback period”), consequently, will include a Prohibited Period, as defined in the JSE Listings Requirements.

Any purchases of shares will be effected on the Johannesburg Stock Exchange and within certain pre-set parameters, in accordance with the Group’s general authority to repurchase shares granted by the Group’s shareholders at the annual general meeting on Tuesday, 25 May 2021, and in accordance with the applicable provisions of the South African Companies Act 71 of 2008, as amended, and the JSE Listings
Requirements.

In accordance with paragraph 5.72(h) of the JSE Listings Requirements, Sibanye-Stillwater has appointed
Morgan Stanley, as independent third party, to conduct the buyback programme, and Morgan Stanley will make investment decisions in relation to the Company's shares independently of, and uninfluenced by, the
Company, during the buyback period. Any shares repurchased by the Company in terms of the buyback programme will be cancelled from the Company's issued share capital.

Ends.

Investor relations contact:
Email:
ir@sibanyestillwater.com
James Wellsted
Head of Investor Relations
Tel: +27 (0) 83 453 4014
Website:
www.sibanyestillwater.com
Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

FORWARD LOOKING STATEMENTS
The information in this announcement (and oral statements made regarding the subjects of this announcement) may contain forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and
Section 21E of the United States Securities Exchange Act of 1934, as amended. These forward-looking statements, including, among others, those relating to Sibanye Stillwater Limited’s (“Sibanye-Stillwater” or the “Group”) financial position, business strategies, plans and objectives of management for future operations, and the execution of the buyback program, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye-Stillwater and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-
looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this announcement.

All statements other than statements of historical facts included in this announcement may be forward-looking statements.
Forward-looking statements also often use words such as “will”, “forecast”, “potential”, “estimate”, “expect”, “plan”,
“anticipate” and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements.

The important factors that could cause Sibanye-Stillwater’s actual results, performance or achievements to differ materially from estimates or projections contained in the forward-looking statements include, without limitation, Sibanye-Stillwater’s future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings, financing plans, debt position and ability to reduce debt leverage; economic, business, political and social conditions in South Africa,
Zimbabwe, the United States and elsewhere; plans and objectives of management for future operations; Sibanye-Stillwater’s ability to obtain the benefits of any streaming arrangements or pipeline financing; the ability of Sibanye-Stillwater to comply with loan and other covenants and restrictions and difficulties in obtaining additional financing or refinancing; Sibanye-
Stillwater’s ability to service its bond instruments; changes in assumptions underlying Sibanye-Stillwater’s estimation of its current mineral reserves; any failure of a tailings storage facility; the ability to achieve anticipated efficiencies and other cost savings in connection with, and the ability to successfully integrate, past, ongoing and future acquisitions, as well as at existing operations; the ability of Sibanye-Stillwater to complete any ongoing or future acquisitions; the success of Sibanye-Stillwater’s business strategy and exploration and development activities; the ability of Sibanye-Stillwater to comply with requirements that it operate in ways that provide progressive benefits to affected communities; changes in the market price of gold and platinum group metals (“PGMs”); the occurrence of hazards associated with underground and surface mining; any further downgrade of South Africa’s credit rating; a challenge regarding the title to any of Sibanye-Stillwater’s properties by claimants to land under restitution and other legislation; Sibanye-Stillwater’s ability to implement its strategy and any changes thereto;
the occurrence of labour disruptions and industrial action; the availability, terms and deployment of capital or credit; changes in the relevant government regulations, particularly environmental, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretation thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental, health or safety issues; the concentration of all final refining activity and a large portion of Sibanye-Stillwater’s PGM sales from mine production in the United States with one entity; the identification of a material weakness in disclosure and internal controls over financial reporting; the effect of US tax reform legislation on Sibanye-Stillwater and its subsidiaries; the effect of South
African Exchange Control Regulations on Sibanye-Stillwater’s financial flexibility; operating in new geographies and regulatory environments where Sibanye-Stillwater has no previous experience; power disruptions, constraints and cost increases; supply chain shortages and increases in the price of production inputs; the regional concentration of Sibanye-Stillwater’s operations;
fluctuations in exchange rates, currency devaluations, inflation and other macro-economic or monetary policies; the occurrence of temporary stoppages of mines for safety incidents or unplanned maintenance; Sibanye-Stillwater’s ability to hire and retain senior management or sufficient technically skilled employees, as well as its ability to achieve sufficient representation of historically disadvantaged South Africans in its management positions; failure of information technology and communications systems; the adequacy of Sibanye-Stillwater’s insurance coverage; any social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye-Stillwater’s South African-based operations; and
the impact of HIV, tuberculosis and the spread of other contagious diseases, such as COVID-19; and other factors. Further details of potential risks and uncertainties affecting Sibanye-Stillwater are described in Sibanye-Stillwater’s filings with the
Johannesburg Stock Exchange and the United States Securities and Exchange Commission, including the Integrated Annual
Report 2020 and the Annual Report on Form 20-F for the fiscal year ended 31 December 2020.

These forward-looking statements speak only as of the date of the content. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required). These forward-
looking statements have not been reviewed or reported on by the Group’s external auditors.